SO 4/4/03

VF 4-3-03

03015949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 3 1 2003 WASHINGTON, D.C. 153 SECTION

SEC FILE NUMBER
8- 52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Kirkwood Rd., Suite 300
(No. and Street)

St. Louis,	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Matush, Jr. 314-966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, P.C.
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows Rd.	Columbia	MO	65203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Matush, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LINDA M. FISHER
St. Louis County
My Commission Expires
August 15, 2006

Notary Public Seal State of Missouri

Linda M. Fisher

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. (Balance Sheet)
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Exempt)
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note D)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note E)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

In planning and performing our audit of the financial statements of Trinity Wealth Securities, LLC for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgement, could adversely affect the Company's ability to initiate, record, process and report financial data consistent with the assertions of management in the financial statements.

During the audit we became aware that for a very short period the Company failed to maintain the minimum net capital required by SEC Rule 15c3-1. While the Company's bookkeeper was on vacation owner distributions were made causing allowable net capital to fall below the minimum required amount. This fact was discovered immediately upon the bookkeeper's return, funds were deposited to cover the deficit, and all required disclosures were made to the SEC and NASD.

In the future, care should be taken to assure that personnel have been adequately trained for any duties they perform and that policies and procedures regarding maintenance of minimum net capital requirements, financial reporting and routine accounting transactions are documented and available for reference. At the time of our audit these (and additional internal controls) had already been implemented to insure that minimum net capital requirements are properly maintained and we feel that no further action is required.

This report is intended solely for the information and use of management and others within the Company, and the SEC and NASD, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
March 27, 2003

Audited Financial Statements
and Supplemental Information

Trinity Wealth Securities, LLC

December 31, 2002

Trinity Wealth Securities, LLC

TABLE OF CONTENTS

December 31, 2002

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITORS' REPORT

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited the accompanying balance sheet of Trinity Wealth Securities, LLC (a Missouri limited liability company) as of December 31, 2002 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 8 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Moore Horton & Carlson PC

Columbia, Missouri
March 27, 2003

Trinity Wealth Securities, LLC

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash in bank	$ 90,413
Commissions receivable < 30 days	17,126
	$ 107,539
LIABILITIES AND MEMBERS' EQUITY	
Commissions payable < 30 days	$ 2,371
MEMBERS' EQUITY	
Members' equity	105,168
	$ 107,539

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF INCOME

Year ended December 31, 2002

Sales		
Commissions received		$ 739,566
Cost of Sales		
Commissions paid		24,156
	GROSS PROFIT	715,410
Overhead Expenses		
Accounting		750
Licenses and permits		4,646
	TOTAL OVERHEAD EXPENSES	5,396
	NET INCOME	$ 710,014

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2002

BALANCE AT DECEMBER 31, 2001	$ 16,715
Net income	710,014
Contributions	5,500
Distributions	(627,061)
BALANCE AT DECEMBER 31, 2002	$ 105,168

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 710,014
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(4,134)
Decrease in commissions payable	(127)
NET CASH PROVIDED BY OPERATING ACTIVITIES	705,753
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan repayments	(5,619)
Distributions	(621,561)
NET CASH USED IN FINANCING ACTIVITIES	(627,180)
CHANGE IN CASH AND CASH EQUIVALENTS	78,573
Cash and cash equivalents at beginning of year	11,840
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 90,413

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2002.

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2002 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. Sales personnel are paid on a commissioned basis and are considered to be self-employed. No taxes are withheld from commissions paid.

NOTE B--RELATED PARTY TRANSACTIONS

The Company is owned by James Matush, Jr. (50%) and HB Investments (50%). James Matush, Jr. and HB Investors are also equal members in Trinity Wealth Advisors, LLC.

Trinity Wealth Advisors, LLC provides registered investment advisory services for its clients and Trinity Wealth Securities, LLC was formed to facilitate securities transactions for these clients. The Company operates in office space provided by Trinity Wealth Advisors, LLC and Trinity Wealth Advisors, LLC employees provide administrative services for the Company. Trinity Wealth Advisors, LLC is not reimbursed for these services.

Trinity Wealth Securities, LLC

NOTES TO FINANCIAL STATEMENTS - Cont'd

December 31, 2002

NOTE C--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2002 the Company had net capital of $105,168. ($100,168 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 2.37% (0.0237).

On June 14, 2002 the Company's net capital fell below the required minimum amount. Upon discovery of this fact, funds were immediately deposited to make up the deficiency and all required disclosures were made to the Securities Exchange Commission and National Association of Securities Dealers.

NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

December 31, 2002

NET CAPITAL	
Ownership Equity	$105,168
Less non-allowable assets--None	---
TOTAL ALLOWABLE CAPITAL	105,168
Less Haircuts on Investments--None	---
TOTAL NET CAPITAL	105,168
MINIMUM NET CAPITAL REQUIREMENT--Note C	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$100,168
TOTAL AGGREGATE INDEBTEDNESS	$ 2,371
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.37%

See independent auditors' report